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                                                                  Exhibit 1



     November 27, 1996



     BY FAX: 212-338-0728
     --------------------
     Mr. Morris Weissman
     Chairman of the Board and
     Chief Executive Officer
     American Banknote Corporation
     200 Park Avenue
     New York, N.Y. 10166-4999
     U.S.A.


     Dear Mr. Weissman:

     As you know from our press release of Friday, November 22, 1996, IVI is currently discussing with another corporation a possible global strategic alliance and other technology and business arrangements. Due to a Confidentiality Agreement, and a "No Shop" provision which applies until December 30, 1996, it is inappropriate for us to meet with you at this time.


     Yours very truly,

     /s/L. Barry Thomson, P.Eng., C.A.
     President & CEO


     copy:  George Whitton, Chairman, IVI
            Mark Convery, Meighen Demers